Supplementary Material for Financial Results for the 3 months ended June 30, 2005 (Consolidated)

                                                                                                      (U.S.GAAP)
                                                                                                      ----------
                                                                                              FY2005                      FY2006
                                    FY2005 in accordance with U.S. GAAP                       12 mos.   FY2006           Prospects
                                              (Note 1)                   (Note 1)  (Note 1)    ending                     Ending
                                      1Q       2Q     1st Half    3Q        4Q     2nd Half   March 31,   1Q             March 31,
                                                                                                2005                       2006
------------------------------------------------------------------------------------------------------------------------------------
Vehicle Production

(thousands of units)                  1,744    1,725    3,469     1,805    1,957    3,762    7,231       1,892
------------------------------------------------------------------------------------------------------------------------------------
  (Japan) - including Daihatsu
   & Hino                             1,077    1,100    2,177     1,115    1,242    2,357    4,534       1,123

         [Daihatsu]                  [  162]  [  165]  [  327]   [  173]  [  192]  [  365]  [  692]     [  175]

         [Hino]                      [   23]  [   25]  [   48]   [   23]  [   22]  [   45]  [   93]     [   24]
------------------------------------------------------------------------------------------------------------------------------------
  (Overseas) - including
   Daihatsu & Hino                      667      625    1,292       690      715    1,405    2,697         769

         [Daihatsu]                  [   12]  [   14]  [   26]   [   13]  [   15]  [   28]  [   54]     [   14]

         [Hino]                      [    -]  [    -]  [    -]   [    -]  [    -]  [    -]  [    -]     [    -]
------------------------------------------------------------------------------------------------------------------------------------
                North America           297      278      575       271      310      581    1,156         320
------------------------------------------------------------------------------------------------------------------------------------
                   Europe               146      137      283       156      157      313      596         157
------------------------------------------------------------------------------------------------------------------------------------
                    Asia                150      131      281       190      176      366      647         205
------------------------------------------------------------------------------------------------------------------------------------
                Latin America            21       21       42        18       22       40       82          31
------------------------------------------------------------------------------------------------------------------------------------
                   Oceania               28       29       57        25       24       49      106          29
------------------------------------------------------------------------------------------------------------------------------------
                   Africa                25       29       54        30       26       56      110          27
------------------------------------------------------------------------------------------------------------------------------------
Vehicle Sales (thousands
 of units)                            1,791    1,776    3,567     1,839    2,002    3,841    7,408       1,948             7,970
------------------------------------------------------------------------------------------------------------------------------------
  (Japan) - including Daihatsu
  & Hino                                538      568    1,106       573      702    1,275    2,381         550             2,420

         [Daihatsu]                  [  126]  [  131]  [  257]   [  129]  [  165]  [  294]  [  551]     [  133]           [  550]

         [Hino]                      [   10]  [   14]  [   24]   [   12]  [   15]  [   27]  [   51]     [   10]           [   60]
-----------------------------------------------------------------------------------------------------------------------------------
  (Overseas) - including
   Daihatsu & Hino                    1,253    1,208    2,461     1,266    1,300    2,566    5,027       1,398             5,550

         [Daihatsu]                  [   35]  [   38]  [   73]   [   39]  [   41]  [   80]  [  153]     [   41]           [  160]

         [Hino]                      [   11]  [   12]  [   23]   [   11]  [   11]  [   22]  [   45]     [   12]           [   50]
-----------------------------------------------------------------------------------------------------------------------------------
                North America           572      554    1,126       576      569    1,145    2,271         641             2,500
------------------------------------------------------------------------------------------------------------------------------------
                   Europe               247      229      476       249      254      503      979         256             1,040
------------------------------------------------------------------------------------------------------------------------------------
                    Asia                202      184      386       195      252      447      833         229               890
------------------------------------------------------------------------------------------------------------------------------------
                Latin America            45       46       91        47       47       94      185          61               230
------------------------------------------------------------------------------------------------------------------------------------
                   Oceania               64       61      125        56       58      114      239          67               260
------------------------------------------------------------------------------------------------------------------------------------
                   Africa                56       52      108        64       52      116      224          64               260
------------------------------------------------------------------------------------------------------------------------------------
              the Middle East
                and Others               67       82      149        79       68      147      296          80               370
------------------------------------------------------------------------------------------------------------------------------------
Total Retail Unit Sales
 (thousands of units)                 1,856    1,876    3,732     1,884    2,017    3,901    7,633       2,057
------------------------------------------------------------------------------------------------------------------------------------
Housing Sales (units)                   848    1,346    2,194     1,443    1,646    3,089    5,283         919
------------------------------------------------------------------------------------------------------------------------------------

Supplementary Material for Financial Results for the 3 months ended June 30, 2005 (Consolidated)

                                                                                                      (U.S.GAAP)
                                                                                                      ----------
                                                                                              FY2005                      FY2006
                                    FY2005 in accordance with U.S. GAAP                       12 mos.   FY2006           Prospects
                                              (Note 1)                   (Note 1)  (Note 1)    ending                     Ending
                                      1Q       2Q     1st Half    3Q        4Q     2nd Half   March 31,   1Q             March 31,
                                                                                                2005                       2006
------------------------------------------------------------------------------------------------------------------------------------
Foreign Exchange Rate                                                                                                   as premise:

  Yen to US Dollar Rate                 110      110      110       106      105      105        108       108               105
------------------------------------------------------------------------------------------------------------------------------------
  Yen to Euro Rate                      132      134      133       137      137      137        135       135               135
------------------------------------------------------------------------------------------------------------------------------------
Registered Toyota Vehicles
 (in Japan)                                                                                                            approximately

(thousands of units)                    378      436      814       430      511      941      1,755       402             1,800
------------------------------------------------------------------------------------------------------------------------------------
Market Share (Japan)                                                                                                   approximately

  Toyota (excluding Mini-cars) (%)     46.1     43.3     44.6      46.4     43.0     44.5       44.5      45.0               44%
------------------------------------------------------------------------------------------------------------------------------------
  Toyota, Daihatsu and Hino

  (including Mini-cars) (%)            41.6              41.0      42.5                         41.1      41.1
------------------------------------------------------------------------------------------------------------------------------------
Number of Employees                                   269,310                                265,753            (Note 2)
------------------------------------------------------------------------------------------------------------------------------------
Net Revenues (billions of yen)      4,510.3  4,515.3  9,025.6   4,644.0  4,881.9  9,525.9   18,551.5   4,981.7
------------------------------------------------------------------------------------------------------------------------------------
  Geographical Segment
------------------------------------------------------------------------------------------------------------------------------------
                   Japan            2,857.6  2,923.0  5,780.6   3,018.3  3,205.2  6,223.5   12,004.1   2,992.0
------------------------------------------------------------------------------------------------------------------------------------
               North America        1,626.1  1,563.6  3,189.7   1,595.7  1,588.0  3,183.7    6,373.4   1,835.7
------------------------------------------------------------------------------------------------------------------------------------
                  Europe              591.0    610.3  1,201.3     631.8    646.3  1,278.1    2,479.4     673.1
------------------------------------------------------------------------------------------------------------------------------------
                   Asia               388.3                                                              507.1
-------------------------------------------    661.9  1,332.3     695.9    780.9  1,476.8    2,809.1
                  Others              282.1                                                              363.4
------------------------------------------------------------------------------------------------------------------------------------
               Elimination         -1,234.8  1,243.5 -2,478.3  -1,297.7 -1,338.5 -2,636.2   -5,114.5  -1,389.6
------------------------------------------------------------------------------------------------------------------------------------
  Business Segment
------------------------------------------------------------------------------------------------------------------------------------
               Automotive           4,199.8  4,139.8  8,339.6   4,278.4  4,495.5  8,773.9   17,113.5   4,620.6
------------------------------------------------------------------------------------------------------------------------------------
           Financial Services         180.9    203.5    384.4     196.1    200.7    396.8      781.2     217.4
------------------------------------------------------------------------------------------------------------------------------------
               All Other              205.7    261.1    466.8     243.3    320.2    563.5    1,030.3     234.4
------------------------------------------------------------------------------------------------------------------------------------
              Elimination             -76.1    -89.1   -165.2     -73.8   -134.5   -208.3     -373.5     -90.7
------------------------------------------------------------------------------------------------------------------------------------
Operating Income
 (billions of yen)                    448.6    417.6    866.2     422.9    383.0    805.9    1,672.1     405.1

  (Operating Income Ratio) (%)       (  9.9)  (  9.2)  (  9.6)   (  9.1)  (  7.8) (   8.5)    (  9.0)   (  8.1)
------------------------------------------------------------------------------------------------------------------------------------
  Geographical Segment
------------------------------------------------------------------------------------------------------------------------------------
                   Japan              253.0    237.6    490.6     237.3    259.3    496.6      987.2     188.4
------------------------------------------------------------------------------------------------------------------------------------
               North America          129.8    114.9    244.7     127.8     75.0    202.8      447.5     137.8
------------------------------------------------------------------------------------------------------------------------------------
                   Europe              30.9     35.4     66.3      26.5     15.7     42.2      108.5      16.7
------------------------------------------------------------------------------------------------------------------------------------
                    Asia               24.4                                                               39.8
-------------------------------------------     33.2     70.9      33.5     36.8     70.3      141.2
                   Others              13.3                                                               17.0
------------------------------------------------------------------------------------------------------------------------------------
                Elimination            -2.8     -3.5     -6.3      -2.2     -3.8     -6.0      -12.3       5.4
------------------------------------------------------------------------------------------------------------------------------------
  Business Segment
------------------------------------------------------------------------------------------------------------------------------------
                 Automotive           403.8    353.0    756.8     355.5    340.2    695.7    1,452.5     366.8
------------------------------------------------------------------------------------------------------------------------------------
             Financial Services        46.2     56.5    102.7      58.7     39.4     98.1      200.8      39.7
------------------------------------------------------------------------------------------------------------------------------------
                 All Other              1.5     11.2     12.7      11.0     10.0     21.0       33.7       1.5
------------------------------------------------------------------------------------------------------------------------------------
                Elimination            -2.9     -3.1     -6.0      -2.3     -6.6     -8.9      -14.9      -2.9
------------------------------------------------------------------------------------------------------------------------------------
Income before taxes
 (billions of yen)                    470.4    442.8    913.2     447.1    394.3    841.4    1,754.6     421.8

  (Income before taxes Ratio) (%)    ( 10.4)  (  9.8)  ( 10.1)   (  9.6)  (  8.1)   ( 8.8)    (  9.5)   (  8.5)
------------------------------------------------------------------------------------------------------------------------------------
Equity in Earnings of
 Affiliated Companies

  (billions of  yen)                   34.7     24.1     58.8      39.3     41.3     80.6      139.4      35.6
------------------------------------------------------------------------------------------------------------------------------------
Net Income (billions of yen)          286.6    297.4    584.0     296.5    290.7    587.2    1,171.2     266.8

  (Net Income Ratio) (%)             (  6.4)  (  6.6)  (  6.5)   (  6.4)  (  6.0)   ( 6.2)    (  6.3)   (  5.4)
------------------------------------------------------------------------------------------------------------------------------------

Supplementary Material for Financial Results for the 3 months ended June 30, 2005 (Consolidated)

                                                                                                      (U.S.GAAP)
                                                                                                      ----------
                                                                                              FY2005                      FY2006
                                    FY2005 in accordance with U.S. GAAP                       12 mos.   FY2006           Prospects
                                              (Note 1)                   (Note 1)  (Note 1)    ending                     Ending
                                      1Q       2Q     1st Half    3Q        4Q     2nd Half   March 31,   1Q             March 31,
                                                                                                2005                       2006
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Research & Development
 (billions of yen)                    158.7    192.7    351.4     181.3    222.4    403.7      755.1     180.4             770.0
------------------------------------------------------------------------------------------------------------------------------------
Depreciation (billions of yen)        181.2    210.9    392.1     184.1    199.6    383.7      775.8     190.7  (Note 3)   830.0
------------------------------------------------------------------------------------------------------------------------------------
  Geographical Segment
------------------------------------------------------------------------------------------------------------------------------------
                   Japan              112.8    129.1    241.9     114.4    132.1    246.5      488.4     115.2             520.0
------------------------------------------------------------------------------------------------------------------------------------
               North America           38.7     49.8     88.5      37.7     26.8     64.5      153.0      38.6             150.0
------------------------------------------------------------------------------------------------------------------------------------
                   Europe              16.6     18.5     35.1      16.4     19.8     36.2       71.3      18.4              80.0
------------------------------------------------------------------------------------------------------------------------------------
                   Asia                 7.5                                                                                 45.0
-------------------------------------------     13.5     26.6      15.6     20.9     36.5       63.1      11.0
                  Others                5.6                                                                7.5              35.0
------------------------------------------------------------------------------------------------------------------------------------
Capital Expenditures
 (billions of yen)                    215.5    285.1    500.6     207.4    379.2    586.6    1,087.2     265.3  (Note 3) 1,250.0
------------------------------------------------------------------------------------------------------------------------------------
  Geographical Segment
------------------------------------------------------------------------------------------------------------------------------------
                   Japan              128.6    153.1    281.7     128.6    264.7    393.3      675.0     157.6             770.0
------------------------------------------------------------------------------------------------------------------------------------
               North America           34.6     56.0     90.6      30.7     32.4     63.1      153.7      44.8             220.0
------------------------------------------------------------------------------------------------------------------------------------
                   Europe              14.7     16.9     31.6      15.8     25.3     41.1       72.7      31.8             110.0
------------------------------------------------------------------------------------------------------------------------------------
                   Asia                28.1                                                               23.2              80.0
-------------------------------------------     59.1     96.7      32.3     56.8     89.1      185.8
                  Others                9.5                                                                7.9              70.0
------------------------------------------------------------------------------------------------------------------------------------
Total Liquid Assets
  (billions of yen)                                   3,415.9                                3,521.7            (Note 4)
------------------------------------------------------------------------------------------------------------------------------------
Free Cash Flow (billions of yen)                        -70.3                                  152.1            (Note 5)
------------------------------------------------------------------------------------------------------------------------------------
Total Assets (billions of yen)     22,605.4          23,310.1  23,119.1                     24,335.0  25,103.6
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
 (billions of yen)                  8,349.9           8,542.0   8,718.7                      9,045.0   9,167.6
------------------------------------------------------------------------------------------------------------------------------------
Return on Equity (%)                   13.9              14.0      13.7                         13.6      11.7
------------------------------------------------------------------------------------------------------------------------------------
Return on Asset (%)                     5.1               5.2       5.1                          5.1       4.3
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Number of Consolidated
 Subsidiaries                                             540                                    524
------------------------------------------------------------------------------------------------------------------------------------
Number of Affiliates Accounted

for Under the Equity Method                                56                                     56
------------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------
Contributing Factors to Operating Income FY2006 1Q (billions of yen, approximately)
---------------------------------------------------------------------------------------------
                                                  Consolidated  Unconsolidated  Subsidiaries
---------------------------------------------------------------------------------------------
    Marketing Efforts                                 30.0      -10.0        40.0
---------------------------------------------------------------------------------------------
    Cost Reduction Efforts                            30.0       20.0        10.0
---------------------------------------------------------------------------------------------
       From Engineering                               20.0       15.0         5.0
---------------------------------------------------------------------------------------------
       From Manufacturing and Logistics               10.0        5.0         5.0
---------------------------------------------------------------------------------------------
    Unfavorable Foreign Exchange Rate                -10.0      -10.0         0.0
---------------------------------------------------------------------------------------------
    Decrease in DAIKO HENJO                           -6.7        0.0        -6.7
---------------------------------------------------------------------------------------------
    Increases in R&D Expenses, etc.                  -86.8      -64.3       -22.5
---------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------
Cautionary Statement with Respect to Forward-Looking Statements
This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include:(i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates;(ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound;(iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings;(v) political instability in the markets in which Toyota operates;(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and(vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.
-------------------------------------------------------------------------------